82-34762

05010016

Antena 3

Director of the Legal Department

RECEIVED
2005 JUL 27 12:0

SUPPL

DATE: 26TH JULY 2005

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: FINANCIAL RESULTS AND SIGNIFICANT EVENT
Number of pages including this one: 45

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of the Financial Results of Antena 3 Group at 30th June in English version and a Significant Events summary.

We also herein attach the communication sent regarding the interim dividend's distribution and a presentation of the company about the above mentioned results.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

7/28

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3

Financial Results

June 30, 2005

This information was prepared on the basis of all the International Financial Reporting Standards (IFRSs) and the Interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB), which apply to the year ending December 31, 2005, and has not been audited. Certain projects, resolutions and interpretations are currently under review and discussion by the IASB, the IFRIC and the market regulator (the Spanish National Securities Market Commission; CNMV) and, accordingly, the data and impacts contained herein are as follows:

Preliminary. This information was prepared in accordance with the standards and principles known to date and under the assumption that the IFRSs in force as of this date will be those adopted for the preparation of the consolidated financial statements for 2005 and, accordingly, these financial statements do not represent a complete, definitive reconciliation to IFRSs.

Unaudited. Subject to possible future modification.

Consolidated. The data prepared in the IFRS format refer exclusively to the consolidated financial statements of the Antena 3 Group.

1. ANTENA 3 GROUP

Consolidated statement of income

Thousands of Euros	Jan-Jun 2005	Jan-Jun 2004	Variation
Sales	502,875	421,613	19.3%
Net sales	**471,400**	**389,304**	**21.1%**
Other revenues	40,469	21,989	84.0%
NET REVENUES	**511,869**	**411,293**	**24.5%**
OPERATING EXPENSES	**313,538**	**293,467**	**6.8%**
Gross operating income	**198,331**	**117,826**	**68.3%**
Depreciation and amortization expense	11,334	12,812	(11.5%)
Operating income	**186,997**	**105,014**	**78.1%**
Net gains on asset impairment/reversal of asset impairment	**8,705**	**151**	**n/a**
Financial loss	**(7,127)**	**(2,652)**	**(168.7%)**
Net gains on noncurrent asset disposals	**3,280**	**1,905**	**72.2%**
Consolidated income before taxes	**191,855**	**104,418**	**83.7%**
Corporate income tax	67,549	36,594	84.6%
Consolidated income for the period	**124,306**	**67,824**	**83.3%**
Income attributed to minority interests	0	0	n/a
Income attributed to the Parent Company	**124,306**	**67,824**	**83.3%**

Note: Unaudited 2005 and 2004 half-year figures.

1.2 Contribution to net revenues and income

Thousands of Euros	Jan-Jun 2005	% of Total	Jan-Jun 2004	% of Total
NET REVENUES				
A3 TELEVISION	449,950	87.9%	348,707	84.8%
UNIPREX	47,744	9.3%	45,218	11.0%
OTHER	14,175	2.8%	17,368	4.2%
TOTAL	511,869	100.0%	411,293	100.0%
GROSS OPERATING INCOME				
A3 TELEVISION	186,736	94.2%	115,201	97.8%
UNIPREX	13,135	6.6%	4,884	4.1%
OTHER	(1,540)	(0.8%)	(2,259)	(1.9%)
TOTAL	198,331	100.0%	117,826	100.0%
CONSOLIDATED INCOME				
A3 TELEVISION	118,428	95.3%	67,194	99.1%
UNIPREX	7,355	5.9%	2,797	4.1%
OTHER	(1,477)	(1.2%)	(2,167)	(3.2%)
TOTAL	124,306	100.0%	67,824	100.0%

Note: Unaudited 2005 and 2004 half-year figures.

1.3 Consolidated balance sheet

Thousands of Euros	June 30, 2005	June 30, 2004
ASSETS		
Fixed and other noncurrent assets	96,673	119,860
Tax receivables	42,002	103,255
Goodwill	171,458	136,561
TOTAL NONCURRENT ASSETS	**310,133**	**359,676**
Program rights and advances on rights	251,527	211,343
Other inventories	4,180	5,080
Accounts receivable	290,372	236,123
Cash and cash equivalents	143,241	108,863
Accrual accounts	3,149	2,116
TOTAL CURRENT ASSETS	**692,469**	**563,525**
INVESTMENT ASSETS HELD FOR SALE	**26,530**	**49,619**
TOTAL ASSETS	**1,029,132**	**972,820**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Capital stock	166,668	166,668
Legal reserve	33,334	33,334
Other reserves	49,865	43,651
Translation differences	0	193
Income attributed to the Parent Company	124,306	67,824
TOTAL NET WORTH	**374,173**	**311,670**
Payable to credit institutions	1,137	77,676
Other long-term debt	25,248	5,552
TOTAL NONCURRENT LIABILITIES	**26,385**	**83,228**
Payable to credit institutions	47,579	31,952
Trade accounts payable	208,475	176,636
Other short-term payables	74,738	42,188
Other provisions	262,679	276,004
Accrual accounts	8,573	1,823
TOTAL CURRENT LIABILITIES	**602,044**	**528,603**
INVESTMENT LIABILITIES HELD FOR SALE	**26,530**	**49,319**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,029,132**	**972,820**

Note: Unaudited 2005 and 2004 half-year figures.

1.4 Consolidated cash flow

Thousands of Euros	1H 2005
INCOME BEFORE TAXES	191,855
DEPRECIATION, AMORTIZATION AND PROVISIONS	21,401
PROVISION FOR FINANCIAL EXPENSES	5,217
CASH FLOW GENERATED	218,474
AMORTIZATION OF RIGHTS	50,116
ACQUISITION OF RIGHTS	(73,580)
VARIATION IN WORKING CAPITAL	(57,054)
OPERATING CASH FLOW	137,956
FIXED ASSET ADDITIONS AND DISPOSALS	(21,576)
ACQUISITION OF TREASURY STOCK	(24,107)
PAYMENT OF DIVIDENDS	(83,271)
VARIATION IN DEBT	9,003
NET CASH POSITION AT 12/31/04 (*)	83,977
NET CASH POSITION AT 06/30/05	92,980

(*) Adjusted for changes in scope of consolidation.

1.5 Comments on the Antena 3 Group

1.5.1 Net revenues

Net revenues amounted to €511.9 million, up 24.5% on the year-ago period.

The favorable evolution of the television advertising market in 2004 and the first quarter of 2005 continued in the second quarter. The increase at Antena 3 Televisión continues to exceed the projected growth of the advertising market. Uniprex's net revenues mirrored the growth obtained in the first quarter of 2005 with respect to the same period of 2004, thus reflecting the efficiency achieved as a result of joint marketing approach.

1.5.2 Operating expenses

Expenses rose by 6.8% in the first half of 2005. In the second quarter of 2005 this increase was only 2.8%, as compared with 11.2% in the first quarter.

In the second quarter of 2005 there was an increase in program expenses at Antena 3 Televisión and in the costs associated with the growth in revenues. The Group continued with its overhead containment policy introduced in 2003.

1.5.3 Gross operating income

In the first half of 2005 gross operating income (operating income before depreciation and amortization) soared by 68.3% with respect to the first half of 2004, to €198.3 million, as compared with €117.8 million in the same period in 2004.

The margin on net revenues rose from 28.6% in the first half of 2004 to 38.7% in the first half of 2005.

In the second quarter of 2005 gross operating income improved by 63.0% with respect to the year-ago period. The margin on net revenues for the second quarter of 2005 exceeded that attained in the same period in 2004 (46.0%, as compared with 34.9%).

In the second quarter of 2005 Antena 3 Televisión contributed 92.3% of this consolidated gross income. As in 2004, the contribution by Uniprex in the second quarter of 2005 (€9.4 million) continued to grow with respect to the previous year, and its contribution to the consolidated total increased by €5.4 million.

1.5.4 Gains on the reversal of impairments and on asset disposals

This caption includes the gains on the disposal of investments in Canal Satélite Digital and Mediapark.

1.5.5 Income before taxes

Net financial expenses amounted to €7.1 million. The most significant item relates to the interest arising in connection with the arbitral award handed down in the arbitration proceedings between Uniprex and the Radio Blanca Group.

Cumulative income before taxes as of June 2005 amounted to €191.9 million, as compared to the €104.4 million obtained in the first half of 2004, which represents an increase of 83.7%.

1.5.6 Consolidated income for the period

Consolidated income in the first half of 2005 amounted to €124.3 million, as compared with €67.8 million in the same period in 2004. Accordingly, the Antena 3 Group's consolidated income in the first half of 2005 was 8% higher than that obtained in the whole of 2004.

The Group recorded a provision for the corporate income tax expense amounting to €67.5 million, which was partially offset by the tax asset recorded in 2003 and, accordingly, it did not give rise to a cash outflow for the Group.

1.5.7 Financial debt

As of June 30, 2005, operating cash flow stood at €138.0 million. The Antena 3 Group's net financial position was positive to the tune of €93.0 million. The most salient transactions in the second quarter of 2005 include most notably the payment of a dividend of €83.8 million out of 2004 income, and the disbursement of €41.6 million for the acquisition of all the shares of Unipublic and Organizaciones Deportivas y Culturales Unipublic. The Group also continued to acquire shares of treasury stock, which now represent 1.597% of capital stock.

2. ANTENA 3 TELEVISIÓN

2.1 Statement of income

Thousands of Euros	Jan-Jun 2005	Jan-Jun 2004	Variation
Advertising revenues	433,046	351,928	23.0%
Net sales	**415,487**	**332,398**	**25.0%**
Other revenues	38,683	17,494	121.1%
NET REVENUES	**454,170**	**349,892**	**29.8%**
OPERATING EXPENSES	**266,083**	**229,985**	**15.7%**
Gross operating income	**188,087**	**119,907**	**56.9%**
Depreciation and amortization expense	9,100	10,058	(9.5%)
Operating income	**178,987**	**109,850**	**62.9%**
Financial loss	**(6,969)**	**(975)**	(615.0%)
Income from ordinary activities	**172,018**	**108,875**	**58.0%**
Extraordinary income (loss)	**10,244**	**(11,709)**	*n/a*
Income before taxes	**182,262**	**97,165**	**87.6%**
Corporate income tax	63,872	36,070	77.1%
Income for the period	**118,391**	**61,095**	**93.8%**

Note: Unaudited 2005 and 2004 half-year figures.

2.2 Comments on Antena 3 Televisión

2.2.1 Variations in audience figures

The average cumulative audience from January to June 2005 was 20.7%, up half a percentage point on the figure obtained in the first half of 2004, which represented the highest growth of all the free-to-air television networks in Spain.

AUDIENCE SHARE (January-June)


20,7%
20,2%
22,7%
22,4%
25,4%
29,1%
18,0%
17,3%
13,2%
10,9%
ANTENA 3 TELEVISION
TELECINCO
TVE1+La2
AUTONÓMICAS
OTHERS
Jan-Jun 05
Jan-Jun 04

Antena 3 also achieved the highest growth of the free-to-air television networks in the so-called 'commercial target' in the first half of 2005 with respect to the first half of 2004, in both the total day and in the prime time slots.

2.2.2 Net revenues

Net revenues in the first half of 2005 amounted to €454.2 million, up 29.85% on the same period in 2004.

Per Company estimates, the television advertising market grew by around 14 % in the first six months of 2005 with respect to the same period in 2004. Antena 3 Televisión's share of this market exceeds 28%, approximately 1.5 percentage points up on the percentage in the same period in 2004.

Despite the growth in the audience share, the share of advertising expenditure continued to be much higher, and the related efficiency ratio improved.

In the second quarter of 2005, the other revenues from the use of programming-related products continued to perform soundly.

2.2.3 Operating expenses

Operating expenses amounted to €266.1 million, up 15.7% on the first half of 2004.

In the second quarter of 2005 costs increased by 11.1% with respect to the same period in 2004. Programming costs increased mainly due to in-house productions and to the showing of outside productions. In turn, as a result of the increase in revenues, the costs associated therewith also rose. The Company continued with its policy of containing overheads.

2.2.4 Gross operating income

Gross operating income in the first half of 2005 was €188.1 million, as compared with the €119.9 million obtained in the first half of 2004. This improvement gave rise to a margin on net revenues of 41.4%, as compared with 34.3% in the same period in 2004.

The margin on net revenues in the second quarter of 2005 (48.3%) improved with respect to that of the second quarter of 2004 (40.4%).

2.2.5 Extraordinary income (loss)

In the second quarter of 2005 the sale of the holdings in Canal Satélite Digital and Mediapark gave rise to a gain. This caption also includes provisions for sundry contingencies and other portfolio provisions.

The improvement with respect to the second half of 2004 was the result of the aforementioned gains and of the lower portfolio provisions due to the sound performance of the investees.

3. UNIPREX

3.1 Statement of income

Thousands of Euros	Jan-Jun 2005	Jan-Jun 2004	Variation
Advertising revenues	53,268	49,765	7.0%
Net sales	**48,397**	**44,206**	**9.5%**
Other revenues	2,627	2,572	2.1%
NET REVENUES	**51,024**	**46,778**	**9.1%**
OPERATING EXPENSES	**37,566**	**39,503**	**(4.9%)**
Gross operating income	**13,458**	**7,276**	**85.0%**
Depreciation and amortization expense	1,871	2,072	(9.7%)
Operating income	**11,587**	**5,204**	**122.7%**
Financial loss	**(4)**	**(365)**	**98.8%**
Income from ordinary activities	**11,583**	**4,839**	**139.4%**
Extraordinary loss	**(683)**	**(1,685)**	**59.5%**
Income before taxes	**10,900**	**3,154**	**245.6%**
Corporate income tax	3,900	1,228	217.6%
Income for the period	**7,000**	**1,926**	**263.4%**

Note: Unaudited 2005 and 2004 half-year figures.

4. OTHER ACTIVITIES

4.1 Contribution to net revenues and income

The variation in the contribution to net revenues and income of the other activities carried on by the Group was as follows:

Thousands of Euros	Jan-Jun 2005	Jan-Jun 2004	Variation
Net revenues	14,175	17,368	(18.4%)
% of the Antena 3 Group's revenues	2.8%	4.2%	
Gross operating loss	(1,540)	(2,259)	31.8%
% of the Antena 3 Group's gross operating income	(0.8%)	(1.9%)	

In the first half of 2005 net revenues from the other activities fell by 18.4%, mainly as a result of the exclusion from consolidation of Antena 3 Producciones and Guadiana Producciones. In this same period, the June results of Unipublic were included in the Group's results. Unipublic contributed €1 million to net revenues.

Most of the net revenues were contributed by Movierecord, whose share was 76.3% in the first half of 2005.

Movierecord reduced its gross operating loss by 38.2% to €1.4 million with respect to that incurred in the first half of 2004, as a result of its cost containment drive.

Note: Unaudited 2005 and 2004 half-year figures.

3.2 Comments on UNIPREX

Cumulative net revenues as of June 30, 2005, were up 9.1% on the first half of 2004. As was the case in 2004, advertising sales continued to rise both in the conventional format and in the Europa FM radio format.

In the second quarter of 2005 net revenues increased by 9.9% with respect to the second quarter of 2004, representing an improvement on the growth obtained in the first quarter.

Operating expenses fell by 4.9% with respect to the first half of 2004. In the second quarter of 2005 expenses dropped by 6.1% with respect to the second quarter of 2004. Savings continued to be made in personnel expenses and in contributors' costs as a result of programming changes.

Gross operating income in the first half of 2005 increased by €6.2 million to €13.5 million, giving rise to a margin on net revenues of 26.4% as compared with 15.6% in the first half of 2004. The sales margin in the second quarter (34.0%) was higher than that for the same period in 2004 (22.8%).

3.2.1 Variations in audience figures

In the second wave of the general media audience survey (EGM) in 2005 radio as a whole lost 202,000 listeners with respect to the previous wave, and Onda Cero was the only radio network to gain listeners. Its audience rose by 2.9% with respect to the previous wave, representing 56,000 new listeners and bringing the total number of listeners to 1,968,000. The program which experienced the highest growth was "Herrera en la Onda", which was the only morning radio program to win new listeners.

This wave included Radio Nacional de España and Punto Radio in its audience measurement figures.

ONDA CERO - EGM 2004-2005 Waves
Thousands of Listeners


2,245
1,860
1,912
1,968
2ª 04
3ª 04
1ª 05
2ª 05

ANNEXE: SIGNIFICANT EVENTS NOTIFIED BY THE COMPANY
(1st HALF 2005)

Purchases of treasury shares that have to be notified in accordance with the 1st additional provision of the Corporations Law.

On 19th January 2005, the company notified the acquisition of 75,000 shares that, added to the 481,502 already owned, made a total of 556,502 shares which represented 1.002% of the capital stock. Since 27th April 2005, the effective date of the change in the nominal value of the shares - from euro 3 to euro 0.75 - agreed by the Shareholders' Ordinary General Meeting held on 9th March 2005, the treasury shares declared by the company amount to 2,226,008 shares. However, this does not modify the percentage of the capital stock represented by such shares.

Other significant increases or decreases in capital assets (shareholdings exceeding 10% in non-listed companies, significant investments or disinvestments, etc.)

CNMV Reference No. 57208
28th April 2005
The Board of Directors of Antena 3 de Televisión, S.A., in its meeting held on 27th April 2005, ratified a resolution for the acquisition of 100% of the shares of the companies Unipublic, S.A. and Organizaciones Deportivas y Culturales Unipublic, S.A., for a total acquisition price of euro forty two million.

Increases and decreases of the capital stock or of the value of the securities and Amendments to the Corporate Bye-laws

The Shareholders' Ordinary General Meeting held on 9th March 2005 approved, among other resolutions, to modify the nominal value of the shares. In accordance with such resolution, the number of shares is multiplied by 4 and the nominal value of each share is now of euro 0.75 instead of euro 3. However, the capital stock remains unchanged. See the Significant Event notified on 10th March 2005 (included in the Significant Event registered under number 56137 of the CNMV on 10th March 2005).

Other significant events:

A) Significant events:
Annual Report on Corporate Governance:

CNMV Reference No. 55376
4th February 2005
The company forwarded the Annual Report on Corporate Governance corresponding to year 2004, and approved by the Board of Directors on 26th January 2005.

Notification of summons and resolutions of the Meetings and the Board of Directors:

CNMV Registration No. 55164
27th January 2005
The company forwarded the resolutions related to the next summons of the Shareholders' Ordinary General Meeting to be held, in first call, on 9th March 2005, including the Agenda.

CNMV Registration No. 55411
8th February 2005
The company forwarded the resolutions of the Board of Directors and the ExecutiveCommittee in connection with the resolution proposals to be submitted to the Shareholders' General Meeting. The company also notified the approval of the compulsory Report of the Board in connection with the proposal to modify the nominal value of the shares and the subsequent amendment of the relevant article of the corporate bye-laws.

CNMV Registration No. 55624
18th February 2005
The company forwarded the full text of the summons of the Shareholders' Ordinary General Meeting held, in first call, on 9th March 2005.

CNMV Registration No. 56137
10th March 2005
The company forwarded the full text of the resolutions approved by the Shareholders' Ordinary General Meeting held on 9th March 2005.

CNMV Reference No. 56962
20th April 2005
The company notified the execution of the resolution of the Shareholders' Meeting to change the nominal value of the shares and its effective date, 27th April 2005.

Remuneration Schemes

CNMV Registration No. 54743
4th January 2005
Antena 3 de Televisión, S.A. notified the implementation of the first application of the three-year variable remuneration and fidelization plan for the managerial staff.

CNMV Registration No. 55410
8th February 2005
Antena 3 de Televisión, S.A. notified the modifications of the three-year variable remuneration and fidelization plan for the managerial staff.

Interim results

CNMV Registration No. 55162
27th January 2005
The company forwarded information on the results for the second quarter 2004.

CNMV Reference No. 57553
10th May 2005
The company forwarded the information on the results for the first quarter 2005.

Parasocial agreements

CNMV Reference No. 58217
25th May 2005
Kort Geding, S.L. notified the agreement executed by its partners for the merger of Grupo Planeta de Agostini, S.L. and Dea Multicom, S.L. through absorption by Kort Geding, S.L. which will change its name for "Grupo Planeta de Agostini, S.L."

CNMV Reference No. 58218
25th May 2005
PLANETA CORPORACIÓN, S.R.L. and DEA MULTICOM, S.L., partners of Kort Geding, S.L. notified the full text of the agreement executed by Planeta Corporación, S.R.L., De Agostini Invest, S.A., De Agostini International, B.V. and Dea Multicom, S.L. el on 25th May 2005, and its annexes.

B) Other Communications:

Information on dividends and other remunerations of shareholders

CNMV Registration No. 17756
28th January 2005
The company informed about its remuneration policy for shareholders.

CNMV Registration No. 17980
10th March 2005
The company informed that the Chairman of the Board of Directors in his speech on the occasion of the Shareholders' Ordinary General Meeting held on 9th March 2005 announced to the shareholders that the distribution of dividends approved by the Meeting would take place on 11th April 2005.

Information on strategy, objectives and forecasts of the Company

CNMV Registration No. 17846
17th February 2005
The company notified its forecasts for 2005.

Information of the Results of Issuer Companies. Presentations related to the Company

CNMV Registration No. 18016
15th March 2005
The company forwarded the presentation prepared by Deutsche Bank.

CNMV Reference No. 18447
10th May 2005
The Company forwarded the presentation on the application of the International Rules on Financial Information (IRFI).

CNMV Reference No. 18454
11 th May 2005
The company forwarded a presentation in English of the results for the first quarter 2005.

Announcement of payment of coupons and dividends

CNMV Registration No. 18103
29th March 2005
The company completed and forwarded all the information related to the payment of 2004 dividends, approved by the Shareholders' Ordinary General Meeting on 9th March 2005.

SIGNIFICANT EVENT

Antena 3 de Televisión, S.A. and in its name and on its behalf Ms. Carmen Rodríguez, in her capacity as Deputy Secretary of the Board of Directors

NOTIFIES

That the Board of Directors of the Company held yesterday, 25th July 2005, unanimously agreed to distribute, to the charge of the results of the Company for year 2005, the gross amount of euro 0.38 € per share, and the relevant withholdings set out by the fiscal regulations in force will be applied upon the settlement of the interim dividend.

The date of payment fixed by the Board of Directors is 23th September 2005.

The amount being now distributed among shareholders is equivalent to the total dividend distributed last year 2004, and the Board of Directors of the Company foresees that 2005 results will allow to propose to the Ordinary General Meeting the distribution of a complementary dividend for 2005, so that the total dividend for that year will exceed the one distributed in 2004, in accordance with the policy set out by the Board itself, in order to offer shareholders the maximum possible income.

Since all shares are represented by book entries, the payment of the interim dividend will be made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its participant companies. The Payment Agent will be Santander Investment Services, S.A.

The company will also notify the payment of this interim dividend through ads inserted in the press at a date closer to its settlement, i.e., before 20th September 2005.

San Sebastián de los Reyes (Madrid), 26th July 2005.

Antena 3 Group

2005
FIRST HALF RESULTS

Madrid, 26th July 2005

Legal Notice

The information contained in this presentation has not been independently verified and is, in any case, subject to negotiation, changes and modifications.

None of the Company, its shareholders or any of their respective affiliates shall be liable for the accuracy or completeness of the information or statements included in this presentation, and in no event may its content be construed as any type of explicit or implicit representation or warranty made by the Company, its shareholders or any other such person. Likewise, none of the Company, its shareholders or any of their respective affiliates shall be liable in any respect whatsoever (whether in negligence or otherwise) for any loss or damage that may arise from the use of this presentation or of any content therein or otherwise arising in connection with the information contained in this presentation. You may not copy or distribute this presentation to any person.

The Company does not undertake to publish any possible modifications or revisions of the information, data or statements contained herein should there be any change in the strategy or intentions of the Company, or occurrence of unforeseeable facts or events that affect the Company's strategy or intentions.

This presentation may contain forward-looking statements with respect to the business, investments, financial condition, results of operations, dividends, strategy, plans and objectives of the Company. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company's current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of factors, including political, economic and regulatory developments in Spain and the European Union, could cause actual results and developments to differ materially from those expressed or implied in any forward-looking statements contained herein.

The information contained in this presentation does not constitute an offer or invitation to purchase or subscribe for any ordinary shares, and neither it nor any part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Highlights

- The strength of the TV ad market enabled A3TV to report impressive top line growth figures again for Q2 and thus for H1
- A3TV revenue growth is based on yoy-audience share gain and the successful commercial strategy of further price increases
- H1 accumulated audience share was up 0.5 pp yoy (24h Total Individuals) and 2.1 pp in prime time. A3TV increased its share more than any of its competitors during H1
- Antena 3 is consolidating its leadership in Prime Time News, being undisputed leader for the eighth consecutive month
- The Onda Cero Radio business is consolidating its audience share and has been the only generalist radio station that grew its listeners in the second survey of 2005
- Since July 8th, A3TV is listed in Spain's most prestigious index, the IBEX 35

Antena 3 Group
Financials (IFRS)

€ mill	1H05	1H04	YoY
Net Revenues	**511.9**	**411.3**	*24.5%*
EBITDA	**198.3**	**117.8**	*68.3%*
EBITDA margin	*38.7%*	*28.6%*	
Net profit	**124.3**	**67.8**	*83.3%*
Net Profit margin	*24.3%*	*16.5%*	

Source: Antena 3

→ **Net Cash Position: € 93 mill. (30/06/05) vs. € 84 mill. (31/12/04)**

Antena 3 Group
Cost Structure (IFRS)

€ mill	1H05	1H04	*YoY*
Programming Costs	145.3	132.8	*9.4%*
Personnel Costs	72.3	67.9	*6.5%*
Author Rights	17.1	15.2	*12.5%*
Other Costs	78.8	77.5	*1.5%*
Total OPEX	**313.5**	**293.4**	***6.8%***

Source: Antena 3

➔ **Cost evolution in 1H05 is in line with internal FY05 cost target**

Antena 3 Group
Advertising market overview



+9,5%
1H04
1H05

Source: Infoadex

- 1H05 shows a growth of 9.5% for the total advertising market
- Antena 3 Group gross revenues grew by 19%, well ahead of the ad market

Ad market evolution 1H05 vs 1H04	
TV	13.5%
Radio	9.5%
Internet	24.9%
Cinema	10.1%
Newspaper	6.3%
Magazines	2.0%
Outdoor	4.3%
Sunday supplem.	7.3%

Source: Infoadex

Antena 3 Group
Cash Flow Statement

€ mill	1H05
Profit Before Taxes	**191,9**
Depreciation and Amortization	21,4
Financial Expenses Provision	5,2
Cash Flow Generated	**218,5**
Rights Amortization	50,1
Rights Aquisition	(73,6)
Working Capital variation	(57,1)
Operating Cash Flow	**138,0**
Capex	(21,6)
Purchase of A3TV shares	(24,1)
Dividends payment	(83,3)
Cash Generation	**9,0**
Initial Cash Position (31/12/04)	84,0
Net cash/(debt) at period end	**93,0**

Source: Antena 3

Television

Financials (Spanish GAAP)

€ mill	1H05	1H04	YoY
Net Revenues	**454.2**	**349.9**	*29.8%*
EBITDA	**188.1**	**119.9**	*56.9%*
EBITDA margin	*41.4%*	*34.3%*	
Net profit	**118.4**	**61.1**	*93.8%*
Net Profit margin	*26.1%*	*17.5%*	

Source: Antena 3

Television

Advertising Market

- **TV advertising market grows by 13.5 % in the first half 2005**
- **A3TV outperforms the market by increasing its gross revenues by 23%**



% Growth
1H05 vs. 1H04
13.5
23
TTV
A3TV

Source: Infoadex and A3

Automotive	16.5%	16.9%
Food	16.0%	6.9%
Beauty&Hygiene	11.7%	38.9%
Telecoms	9.6%	139.1%
Culture & Education	7.5%	16.4%
Finance	6.6%	43.0%
Beverages	6.3%	-5.2%

1 Weight according to Total TV. Adults

Source: A3 Estimates

Television

Advertising market

- **Antena 3 continues to pick up advertising market share**



% Market Share
26
74
2pp
28
72
Rest
1H04
1H05

- **Antena 3 is further improving its power ratio**



Power Ratio
1H05
1.37
6,2%
1H04
1.29

Source: Antena 3

Television Revenues

All TV revenue lines are showing impressive evolution in H1

€ mill	1H05	1H04	*YoY*
Gross advertising sales	433.1	351.9	*23.0%*
Discounts	-17.6	-19.5	*-10.1%*
Net advertising sales	415.5	332.4	*25.0%*
Other net revenues	38.7	17.5	*121.1%*
Total Net Revenues	**454.2**	**349.9**	***29.8%***

Source: Antena 3

➾ **A3 has outperformed the market in ad sales, reduced discounts and boosted Other TV revenues**

Television Costs

Cost growth in 1H05 is well in line with A3TV budget

€ mill	1H05	1H04	YoY
Programming Costs	141.2	123.8	*14.0%*
Personnel Costs	51.5	47.9	*7.5%*
Author Rights	15.7	14.0	*12.4%*
Other Costs*	57.7	44.3	*30.3%*
Total OPEX	**266.1**	**230.0**	***15.7%***

Source: Antena 3

* Includes costs related to higher Other TV Revenues

Audience Performance

Individuals

- Accumulated H1 audience figures show a clear improvement with respect to the first half of 2004



24 hours
22,6
22,4
22,7
20,2
20,7
19,4
1H04
1H05

0,5



Prime Time
23,0
23,1
23,2
22,1
20,0
19,3
1H04
1H05

2,1

Source: Sofres

Audience Performance

24 Hours

➔ **Solid performance in all relevant targets, still benefiting from favorable comparisons with 1H04**



Individuals
22,6
22,4
22,7
20,7
20,2
19,4
1H04
1H05
0,5



Commercial Target
25,6
25,0
21,5
21,9
18,8
15,9
1H04
1H05
0,4



Family Target
23,6
23,3
21,7
21,8
19,6
16,4
1H04
1H05
0,1

Source: Sofres

Audience Performance

Prime Time

➔ **The commercially most relevant time frame, PT, has experienced the most significant share gain for A3**



Individuals
23,0
23,1
20,0
23,2
22,1
19,3
1H04
1H05
Commercial Target
27,1
20,9
19,3
26,3
23,0
16,0
1H04
1H05
Family Target
25,3
21,6
20,5
25,3
22,8
16,3
1H04
1H05
2,1
2,1
1,2

Source: Sofres

Television

Content Mix and its audience share performance

➔ **A large variety of formats is contributing to the excellent above-channel-average Prime time/Late night performance of A3**

Movies	23%
Realities	20%
Fiction	26%
Entertainment	24%
News	25%

Source: Sofres, 1H05 Average, Total Individuals

A3 is the leading Spanish PT News Channel

A3 is one of the few commercial broadcasters in Europe, leader in news


1H05
Prime Time News
LEADER
25,1
18,1
2.053
22,7
3.069
+2.5 pp vs 1H04

➢ **Antena 3 Prime Time News:** Eight months consecutive leadership


24,2
23,5
18,9
24,2
17,5
25,6
23,6
25,3
20,9
18,4
JUL
AGO
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
JUL
AGO
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2003
2004
2005

Source: TNS, Total National

Radio

Financials (Spanish GAAP)

€ mill	1H05	1H04	YoY
Net Revenues	**51.0**	**46.8**	*9.1%*
EBITDA	**13.5**	**7.3**	*85.0%*
EBITDA margin	*26.4%*	*15.6%*	
Net profit	**7.0**	**1.9**	*263.4%*
Net Profit margin	*13.7%*	*4.1%*	

Source: Antena 3

Radio

Onda Cero has been the only station gaining audience share in the 2nd survey of 2005

	1st 05	2nd 05	Incr.
Total Generalist Radio	12,404	11,993	-411
Cadena Ser	5,157	5,080	-77
COPE	2,478	2,265	-213
Onda Cero	**1,912**	**1,968**	**+56**

Number of listeners (.000). Source: EGM Avg.

- Onda Cero has grown its audience share from 13,9% (1st.05) to 14,3% (2nd.05)
- Despite the entrance of a new competitor, Onda Cero has continuously increased its listeners in the two recent surveys

Contribution Other Subsidiaries

Financials (IFRS)

€ mill	1H05	1H04	YoY
Net Revenues	**14.2**	**17.4**	*-18.4%*
EBITDA	**-1.5**	**-2.3**	*31.8%*
EBITDA margin	*n/r*	*n/r*	
Net profit	**-1.5**	**-2.2**	*31.8%*
Net Profit margin	*n/r*	*n/r*	

Source: Antena 3

Contribution to consolidated group

Mainly Includes Movierecord, Ensueño Films, Antena 3 Editorial and Unipublic

Unipublic

Unipublic

- Spanish Sports- and Event marketing agency.
- Main activity: Organization & marketing of "La Vuelta Ciclista a España"

- Main figures (2005E)
  - Revenues: € 30 mill.
  - EBITDA: € 8 mill.
- Price of the operation: € 42 mill. (minus € 4 mill. cash)

- The total amount of the operation has been paid in cash in the 1H05
- The goodwill arising from this acquisition is € 35 mill.

Financial results 2Q05

BACK-UP SLIDES

Consolidated Group (IFRS)

Financial Results 2Q05 € mill.


2Q04
2Q05
23.8%
231,8
287,0
2.8%
150,8
154,9
63.0%
81,0
132,1
77.1%
49,4
87,5
Net Revenues
OPEX
EBITDA
Net Profit
Margin
35%
46%

Source: Antena 3 TV

Television

Financial Results 2Q05 in € mill.



2Q04
2Q05
28.0%
198
253
11.1%
118
131
53.0%
80
122
84.2%
46
84
Net Revenues
OPEX
EBITDA
Net Profit
Margin
40%
48%

Source: Antena 3 TV

Radio

Financial Results 2Q05 in € mill.



2Q04
2Q05
9.9%
25,5
28,1
-6.1%
19,7
18,5
63.8%
5,8
9,5
133.8%
2,3
5,4
Net Revenues
OPEX
EBITDA
Net Profit
Margin 23% 34%

Source: Antena 3 TV